[INSERT RIVERSOURCE LETTERHEAD]

April 5, 2022

VIA EDGAR TRANSMISSION

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	RiverSource Variable Account 10

Initial Registration Statement on Form N-4

File Nos. 333-262312; 811-07355 (“RAVA Apex”)

RiverSource Variable Account 10

Initial Registration Statement on Form N-4

File Nos. 333-262313; 811-07355 (“RAVA Vista”)

RiverSource of New York Variable Annuity Account

Initial Registration Statement on Form N-4

File Nos. 333-262387; 811-07623 (“RAVA Apex NY”)

RiverSource of New York Variable Annuity Account

Initial Registration Statement on Form N-4

File Nos. 333-262389; 811-07623 (“RAVA Vista NY”)

Dear Commissioners:

On behalf of RiverSource Variable Account 10 (the “Registrant”), RiverSource Life Insurance Company (the “Company”), RiverSource of New York Variable Annuity Account (the “NY Registrant”) and RiverSource Life Insurance Co. of New York (the “NY Company”) we are filing as Correspondence a letter responding to comments with respect to the above-referenced Registration Statements on Form N-4 (the “Response Letter”) for certain deferred variable annuity contracts (the “Contracts”).

The Response Letter addresses oral comments provided by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on March 25, 2022. For the Staff’s convenience, each comment is set forth in full below, followed by the Registrant’s response. At the appropriate time, we will file Pre-Effective Amendments No. 1 to the Registration Statements, which will reflect all changes made in response to the Staff’s comments, as well as any missing information.

We note that the Staff did not provide separate comments on the registration statements for RAVA Apex NY and RAVA Vista NY. These registration statements have been revised in accordance with the comments received on RAVA Apex and RAVA Vista, respectively.

U.S. SEC

April 5, 2022

RAVA APEX

General

1.

Please confirm that all missing information, including all exhibits, will be filed in a pre-effective amendment to each registration statement. We may have further comments when you supply the omitted information.

RESPONSE: The Company confirms that all missing information, including all exhibits, will be filed in a pre-effective amendment to each registration statement.

2.

Please clarify supplementally whether there are any types of guarantees or support agreements with third parties to support any policy features or benefits, or whether the Company will be solely responsible for any benefits or features associated with the Policy.

RESPONSE: The Company confirms that Company will be solely responsible for any benefits or features associated with the Contract.

3.

Please include a power of attorney that specifically authorizes the filing of the current registration statement. At present, the registration statement incorporates by reference a power of attorney that does not cover this specific filing. See rule 483(b) under the Securities Act of 1933.

RESPONSE: The Company will include a power of attorney that specifically authorizes the filing of this registration statement in a pre-effective amendment.

4.	Please include the date of the filing at the top of the EDGAR facing sheet.

RESPONSE: The Company will include the date of all future filings at the top of the EDGAR facing sheet.

Cover Page

5.

Reference to “the Contract” is not always capitalized. Please be consistent when referring to the Contract. Please also consider capitalizing all key terms throughout the prospectus so that a reader is made aware that a term is a defined term.

RESPONSE: The Company will ensure that defined terms are properly capitalized when it files a pre-effective amendment to the registration statement.

6.	Please make “contracts” singular, as the prospectus relates to only one contract.

RESPONSE: The Company has made the requested revision.

7.	Please revise “material state variations and distribution channels” to read “state and distribution channel variations.”

U.S. SEC

April 5, 2022

RESPONSE: The Company currently has one distribution channel. Accordingly, the Company has revised the disclosure to refer only to “material state variations.”

8.

With respect to the sentence “Upon cancellation, you will receive either a full refund of the amount you paid with your application or your total contract value,” please explain how this is determined (e.g., the greater of amount paid or Policy Value). Please also clarify whether any charges deducted during the free look period will be added to the refund of Policy Value.

RESPONSE: The Company has revised the disclosure to read: . “If you are a new investor in the RiverSource RAVA Apex Variable Annuity, you may cancel your contract within 10 days of receiving it without paying fees or penalties. In some states, this cancellation period may be longer. Upon cancellation, you will receive your Contract Value and will not be assessed any fees or penalties on that amount. Alternatively, if state law requires, you will instead receive a refund of purchase payments and will not be assessed any fees or penalties. You should review this prospectus, or consult with your investment professional, for additional information about the specific cancellation terms that apply.”

Key Terms (pages 4-5)

9.	Consider including “investment options” as a Key Term, which is used throughout the prospectus.

RESPONSE: The Company has added “Investment Options” to the Key Terms.

10.	Please also include a definition for the terms “Surrender” and “Partial Surrender” in the Key Terms, noting that sometimes a partial surrender is also referred to as a withdrawal.

This should be in the Key Terms even though the disclosure notes on page 10 that “Throughout this prospectus when we use the term “Surrender” it includes the term “Withdrawal.”

Please also consider using one of these terms consistently throughout the prospectus (and any other multiple defined terms that mean the same thing). Intermingling the term “withdrawals” with the term “partial surrenders” in certain sections potentially adds unnecessary confusion

RESPONSE: The Company has added a defined term “Partial Surrender,” including the reference to the term withdrawal. Because “surrender” has a commonly understood meaning, we have not added a definition of the term.

11.	Please revise the Key Terms describing the “Funds,” “Subaccount” and “Variable Account” to clearly define the funds relative to the definition of subaccounts and variable account.

RESPONSE: The Company has revised the Key Terms accordingly.

U.S. SEC

April 5, 2022

12.	Please include the Key Term “Separate Account.”

RESPONSE: In order to be consistent with comments received on the Annuity Template filing, the Company has added the term “Separate account” as a Key Term and revised the definition of “Variable account” as follows:

Separate account: An insulated segregated account, the assets of which are invested solely in the underlying Funds. We call this the Variable account.

Variable account: RiverSource Variable Account 10, a separate account established to hold contract owners’ assets allocated to the Subaccounts, each of which invests in a particular Fund.

Important Information You Should Consider About the Contract (pages 6-9)

13.

Please condense the description of Charges for Early Withdrawals down a bit, which should alert investors to the fact that there are high exit charges for these products, but not include all details for those charges. This will also aid, in part, to reducing the length of the KIT, which seems a bit too long, and ideally should be 2-3 pages.

RESPONSE: The Company has made the requested revisions.

14.	The Contract Administrative Charge should be rolled into Base Contract expenses. Please confirm that the Base Contract fees are calculated in accordance with Form N-4, Item 2(i)(D).

RESPONSE: The Company has eliminated the separate listing of the Contract Administrative Charge and will roll that charge into Base Contract expenses in accordance with Item 2(i)(D) in a pre-effective amendment.

15.	The Optional benefits available for an additional charge maximum should be based on current charges (i.e., 0.95%).

RESPONSE: The Company has made the requested revision.

16.	Please delete footnotes 2 and 3, which are not permitted by the form.

RESPONSE: The Company has made the requested revision.

17.	Please change “Fund assets” to “Fund net assets” if correct.

RESPONSE: The Company has made the requested revision.

18.	Please do not separate the Lowest and Highest Annual Cost Table from the narrative explanation as the narrative should precede the table (i.e., remove borderline).

RESPONSE: The Company has made the requested revision.

U.S. SEC

April 5, 2022

19.	In the table showing the lowest annual cost, revise the third bullet to include “contract classes,” per Form N-4, Item 2(ii)(B).

RESPONSE: Pursuant to comments received by the Staff on March 23, 2022 on its Annuity Template filing, the Company has revised the third bullet in the lowest annual cost column and the highest annual cost column in a manner that is consistent with those comments. The disclosure has been revised as follows:

•	Least expensive combination of Contract features and Fund fees and expenses.

20.	Most expensive combination of Contract features, optional benefits and Fund fees and expenses. Under Tax Implications, in the third bullet, for clarity insert “10%” before “tax penalty.”

RESPONSE: The Company has made the requested revision.

Overview of the Contract (pages 10-11)

21.	Under “Purpose,” consider putting the last sentence in bold.

RESPONSE: The Company has made the requested revision.

22.	In the penultimate sentence of the first paragraph under “Death Benefits,” please use the name of the death benefit (i.e., the Contract Value Death Benefit).

RESPONSE: The Company has made the requested revision.

23.	In the first paragraph under “Death Benefits,” for clarity insert “If you elect the Contract Value Death Benefit” at the beginning of the last sentence.

RESPONSE: The Company has made the requested revision.

24.

Please revise the second paragraph under “Death Benefits” to state which optional death benefit(s) an Owner may be eligible to elect at the time the Contract is purchased. Please be clear whether it is a single death benefit or multiple death benefits. We note the disclosure refers both to “this optional death benefit” and “optional death benefits.”

RESPONSE: The Company has revised the language to list the available optional death benefits. The Benefit Protector Death Benefit is available with the MAV Death Benefit or the 5-Year MAV Death Benefit, so it is possible for a contract owner to elect optional death benefits. We have clarified the language accordingly.

25.	In the third sentence under Surrenders, please indicate whether the sentence means that both full and partial surrenders are subject to charges and income taxes.

U.S. SEC

April 5, 2022

RESPONSE: The Company has revised the language to be clear that charges and income taxes apply to both full and partial surrenders.

26.	Please revise the last sentence under Surrenders in accordance with Comment 10 under Key Terms.

RESPONSE: The Company has made the requested revision.

Fee Table and Examples (pages 12-14)

27.	Please delete “Mortality and Expense Risk Fee” from the Base Contract Expenses table. All ongoing percent-based charges should be included in Base Contract Expenses.

RESPONSE: The Company has made this change.

28.	In the Optional Benefits Expenses table, for consistency with the fee presentation for the other optional death benefits, consider showing a maximum and current fee for all Optional Benefit Expenses.

RESPONSE: The Company has made the requested revision.

29.

For the MAV Death Benefit and 5-year MAV Death Benefit, the disclosure states “If you choose one of the above optional death benefits we will add the rider fee to your mortality and expense risk fee.” How is this different from the two benefits below? What is the reason for adding it to the M&E fee?

RESPONSE: The rider fee for the MAV Death Benefit and the 5-Year MAV Death Benefit is assessed on a daily basis (like the M&E Fee) in calculating the Subaccount unit values. The rider fees for the other death benefits are charged against Account Value annually on the Contract anniversary. We have revised the disclosure to clarify that the MAV Death Benefit and 5-year MAV Death Benefit are not “added to” the M&E fee, but rather are assessed daily in addition to the M&E.

30.	In the “Total Annual Funds Expenses Table, per Form N-4 Item 4, please change the language to “management fees, distribution and or service (12b-1) fees, and other expenses).”

RESPONSE: The Company has made the requested revision.

31.	Consider relocating the disclosure before the footnotes to after the footnotes in order not to obscure the footnote disclosure (as this disclaimer is not a form requirement).

RESPONSE: The Company has made the requested revision.

U.S. SEC

April 5, 2022

The Variable Account and the Funds (page 16)

32.

Under “Fund name and management,” please replace “A fund underlying your contract” with “An underlying fund,” as this term will be included in the defined term “Funds” as proposed in the revised definition of “Funds” for RAVA 5 Advantage.

RESPONSE: The Company has made the requested revision.

33.	Under “Eligible purchasers,” please delete “the” before “underlying investment options,” as underlying investment options could include more than just the funds.

RESPONSE: The Company has made the requested revision.

The Fixed Account (page 20)

34.	In the fourth sentence of the first paragraph, please consider including a cross reference to a State Variations appendix which includes each minimum guaranteed interest rate.

RESPONSE: In lieu of adding a cross reference to a State Variations appendix, the Company has revised the disclosure to follow industry practice by including the minimum rate that will apply to any funds allocated to the Fixed Account. We note that all states follow a version on the NAIC Standard Nonforfeiture Law for Individual Deferred Annuities, which provides for an annual adjustment to the guaranteed minimum rate, subject to an absolute floor. That model law has recently changed and the floor on the minimum rate is in the process of being changed in many jurisdictions.

Buying Your Contract (page 22)

35.	Under Free Look, in the parenthetical at the end of the paragraph, for clarity, replace “the law” with “state law” and insert, if true, “if greater than contract value.”

RESPONSE: The Company has revised the disclosure to read: You may return your Contract to your financial advisor or to our Service Center within the time stated on the first page of your Contract and receive a full refund of the Contract value. The valuation date will be the date your request is received by your financial advisor or at our Service Center. We will not deduct any Contract charges or fees from your Contract value (except for fees assessed daily on assets in the Variable Account). You bear the investment risk from the time of purchase until you return the Contract; the refund amount may be more or less than the payment you made. (Exception: If state law requires, we will refund your purchase payments instead of the Contract value and we will not deduct any fees or penalties.)

U.S. SEC

April 5, 2022

Charges: Transaction Expenses (page 25-26)

36.	Under Contingent Events, for clarity, please consider using the subheading “Nursing Home or Hospital Confinement,” which is used in the Benefits Table, for the first bullet point.

RESPONSE: The Company has made the requested revision.

37.	Under Contingent Events, for clarity, please consider using the subheading “Terminal Illness,” which is used in the Benefits Table, for the second bullet point.

RESPONSE: The Company has made the requested revision.

Valuing Your Investment (page 29)

38.	Under The Fixed Account, in the first bullet point, add “plus interest credited.”

RESPONSE: The Company has made the requested revision.

The Income GuideSM Program (page 36)

39.

Under Potential Risks of the Income Guide Program, if applicable, please include the following disclosure that is included as a risk in the RAVA 5 Advantage product: “Income Guide does not provide any additional waiver of any applicable surrender charge. This means in cases where your contract is subject to a surrender charge, any amounts withdrawn in excess of the free amount will be assessed a surrender charge, including any instance where you are withdrawing at a level equal to the Prudent Income Amount. For additional information on surrender charges, refer to the “Surrender Charge” subsection of the “Charges” section of this prospectus.” Otherwise, please explain to the staff why this is not a risk for this product.

RESPONSE: The Company has made the requested revision.

Benefits Available Under the Contract (page 47)

40.	Please note that the benefit named “Automated Partial Surrenders/Systemic Withdrawals” is a case where one term would be much more clear.

RESPONSE: The disclosure has been changed to refer to “Automated Partial Surrenders.

41.

In the benefit chart under Nursing Home or Hospital Confinement, in the second bullet under Restrictions/limitations, for accuracy, change “on the contract issue date” to “on the contract application date.”

RESPONSE: The Company has made this change.

U.S. SEC

April 5, 2022

42.

In the benefit chart under Nursing Home or Hospital Confinement, in the third bullet under Restrictions/limitations, for accuracy replace “no later than” with “and written proof of confinement within.” Also add: “If it is not reasonably possible to provide proof within such time, in the absence of legal capacity, We must receive it as soon as possible and no later than one year after the 91 Day period has expired.” In addition, please consider whether the term “legal capacity” should be “legal incapacity.”

RESPONSE: The Company has clarified the disclosure as follows: “Must receive your surrender request and written proof of confinement within 91 days after your release from the hospital or nursing home. If it is not reasonably possible to provide proof within such time, unless you are legally incapacitated, We must receive it as soon as possible and no later than one year after the 91 Day period has expired.”

43.	Please delete “Currently Available” before “Optional Benefits” in that header on the Benefit Table.

RESPONSE: The Company has made the requested revision.

44.	On page 50 under Nonqualified Annuities Spousal Continuation, please clarify that a surviving spouse who continues with the contract as owner may continue to make additional purchase payments.

RESPONSE: The Company has made the requested revision.

45.	On page 52, at the end of the section on Maximum Anniversary Value (MAV) Death Benefit, insert: “For an example, please see Appendix C.”

RESPONSE: The Company has made the requested revision.

46.	On page 53, at the end of the section on 5-Year Maximum Anniversary Value (MAV) Death Benefit, insert: “For an example, please see Appendix C.”

RESPONSE: The Company has made the requested revision.

The Annuity Payout Period (page 56-57)

47.	Under Annuity Payout Plans, please briefly describe the effect that the frequency and duration of annuity payments has on the level of annuity payments. See Form N-4, Item 9(c).

RESPONSE: The Company has added the disclosure.

U.S. SEC

April 5, 2022

Appendix A: Funds Available under the Contract (pages 65)

48.	To be consistent with the form item, please consider deleting “Ratio [NET]” in the Current Expense heading of the table.

RESPONSE: The Company has made the requested revision.

Appendix C: – Cycle Investment Unit Value Examples (pages 70-77)

49.

At the end of the first sentence of the third paragraph, which reads, “The examples of the optional death benefits in this appendix include partial surrender to illustrate the effect of partial surrenders on the particular benefit,” for clarity, insert: “including how a withdrawal can proportionately reduce the benefit (i.e., the benefit is reduced by more than the dollar amount of the withdrawal).”

RESPONSE: The Company has revised the disclosure in response to this comment.

Back Cover

50.

Confirm that the EDGAR contract identifier for the Policy on the bottom of the back cover page is in a type size smaller than that generally used in the prospectus (e.g., 8-point modern type). See Item 1(b)(4) of Form N-4.

RESPONSE: The Company will reduce the type size of the EDGAR contract identifier for the policy.

Statement of Additional Information

51.	Please confirm that there are not any non-principal risks in response to Item 20.

RESPONSE: The Company confirms that non-principal risks have been disclosed in the Statement of Additional Information and are not in the prospectus.

Part C

52.	With respect to the Exhibits, please explain to the Staff why certain agreements are listed as “Copies”? They should be the actual agreement, not forms of, etc.

RESPONSE: The Company will remove the reference to “copies” in a pre-effective amendment and will ensure all actual agreements have been filed.

53.	Please note that the information in Item 32 regarding the Location of Accounts and Records is not required if included in the Registrant’s report on Form N-CEN.

RESPONSE: This item is included in the Registrant’s Form N-CEN and will be omitted from the registration statement when the next pre-effective amendment is filed.

U.S. SEC

April 5, 2022

Signatures

54.	The registration statement needs to be signed by both the Registrant and the Depositor in two separate signature blocks. Please see the “Signatures” page of Form N-4

RESPONSE: The Company will revise the signature blocks per revised Form N-4.

Initial Summary Prospectus (ISP)

55.	Please apply all comments to the ISP, as applicable.

RESPONSE: The Company has made all applicable conforming changes.

56.

On the cover page, the website address must be specific enough to lead investors directly to the Statutory Prospectus and other materials that are required to be accessible under paragraph (h)(1) of this section, rather than to the home page or other section of the website on which the materials are posted. The website could be a central site with prominent links to each document. See Instruction (B) to Rule 498A(b)(v).

RESPONSE: The Company will update the website to provide a specific link, as required.

57.

Confirm that the EDGAR contract identifier for the Policy on the bottom of the back cover page is in a type size smaller than that generally used in the prospectus (e.g., 8-point modern type). See Item 1 of Form N-4.

RESPONSE: The Company will reduce the type size of the EDGAR contract identifier for the policy.

RAVA VISTA

General

1.	Please apply comments in Apex filing (333-262312) as applicable.

RESPONSE: All applicable comments on the Apex filing are reflected in the revised Vista documents.

Charges – Transaction Expenses – Surrender Charge (p. 25)

2.

We understand that certain disclosure was deleted for the RAVA Vista product because additional purchase payments are not allowed after a spousal continuation. With respect to the deletion of the following disclosure, please explain to the Staff why this disclosure would only relate to a spousal continuation, and is not applicable more broadly:

U.S. SEC

April 5, 2022

“A surrender charge will apply if the amount you surrender includes any of your prior purchase payments that are still within their surrender charge schedule.”

“For purposes of determining any surrender charge, purchase payments are surrendered on a first-in, first-out basis. In addition, any purchase payments surrendered as part of the total free amount are surrendered before any purchase payments that may be subject to a surrender charge.”

RESPONSE: The surrender charge period extends only for 7 years from contract issuance, regardless of whether or when additional purchase payments are made. Accordingly, the referenced disclosure from RAVA Apex is not applicable to RAVA Vista.

Nonqualified Annuities – Spousal Continuation (p. 51)

3.	Please clarify that additional purchase payments cannot be made after spousal continuation.

RESPONSE: The Company has done so.

Issuer (p. 65)

4.

We note the cover page indicates that the Contract is “issued by RiverSource Life Insurance Company.” If true, please update the disclosure with the information applicable to RiverSource Life insurance as the issuer.

RESPONSE: The Company has corrected the disclosure.

The Company believes that the Response Letter addresses in full the Staff comments. As a reminder, the Registrant intends to request the Staff declare the Registration Statements for the Contracts effective on April 29, 2022.

If you have any questions regarding the Company responses, please contact me at (612) 678-5337, or Boba Selimovic at (612) 671-7449.

Sincerely,

/s/ Nicole D. Wood
Nicole D. Wood
Assistant General Counsel and Assistant Secretary